SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Check One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 33-30742

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHATTEM, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHATTEM, INC., 1715 West 38th Street, Chattanooga, Tennessee 37409

REQUIRED INFORMATION

Since the date of the plan’s establishment (i) no contributions have been made to the plan and (ii) the plan has had no assets and has incurred no liabilities. Consequently, financial statements have been omitted from this annual report.

Exhibit

Exhibit 99.1- Certification of the Chief Executive Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350 as adopted under Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHATTEM, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ A. Alexander Taylor II
Member of Chattem, Inc. Pension Administration Committee

Date: June 29, 2004